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SEC Mail Processing
Washington, DC
JAN 03 2019

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 AND ENDING 09/30/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INFINITY SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 9TH ST. SUITE 202
(No. and Street)

OAKLAND CA 94607
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE #165 NORTHRIDGE CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2019 JAN 29 AM 11:25
SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GREG GILBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INFINITY SECURITIES, INC, as of SEPTEMBER 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

President

Title

Andrea D. Lopez

Notary Public

Printed: Andrea D. Lopez

State of Hawaii, Notary Public

My Commission Ex 12/25/19

*Notary Certification Attached

ANDREA D. LOPEZ
STATE OF HAWAII NOTARY PUBLIC
Commission Number 11-401

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF HAWAII)
) SS.
COUNTY OF KAUAI)

On 12/28/2018, before me personally appeared Greg Gilbert who, being by me duly sworn or affirmed, did say that such person(s) executed the foregoing instrument as the free act and deed of such person(s), and if applicable, in the capacity shown, having been duly authorized to execute such instrument in such capacity.

STATE OF HAWAII NOTARY CERTIFICATION

Doc. Description: Oath or Affirmation

Date of Document: Not Dated # Pages: 1

Date of Notarization: 12/28/2018

Andrea D. Lopez

Notary Public Signature

Print Name: Andrea D Lopez

Notary Public, State of Hawaii, Fifth Circuit

My commission expires: 12/25/2019

Notary Commission No. 11-401

ANDREA D. LOPEZ
STATE OF HAWAII NOTARY PUBLIC
Commission Number 11-401

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Infinity Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Infinity Securities, Inc. (the "Company") as of September 30, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referredto as the "financial statements"). In our opinion, the financial statements presentfairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cashflows for the year then ended, inconformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management.Our responsibility is to express an opinion on the Company's financial statementsbased on our audit. We are a public accounting firm registered with the PublicCompany Accounting Oversight Board (United States) ("PCAOB") and arerequired to be independent with respect to the Company in accordance with theU.S. federal securities laws and the applicable rules and regulations of theSecurities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Thosestandards require that we plan and perform the audit to obtain reasonableassurance about whether the financial statements are free of materialmisstatement, whether due to error or fraud. Our audit included performingprocedures to assess the risks of material misstatement of the financialstatements, whether due to error or fraud, and performing procedures thatrespond to those risks. Such procedures included examining, on a test basis,evidence regarding the amounts and disclosures in the financial statements. Ouraudit also included evaluating the accounting principles used and significantestimates made by management, as well as evaluating the overall presentationof the financial statements. We believe that our audit provides a reasonable basisfor our opinion.

Supplemental Information

The information contained in SchedulesI, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, asapplicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
December 28, 2018

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Infinity Securities, Inc.
Statement of Financial Condition
September 30, 2018

Assets		
Cash	$	261,522
Receivable from clearing brokers		73,129
Accounts receivable		86,506
Deposit with clearing firm		25,122
Prepaid expense		5,166
Property and equipment, net		34,246
Total assets	$	485,691
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	67,933
Commission payable		309,541
Total liabilities		377,474
Contingencies		
Stockholders' equity		
Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		85,000
Retained earnings		22,217
Total stockholders' equity		108,217
Total liabilities and stockholders' equity	$	485,691

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Operations
For the Year Ended September 30, 2018

Revenues	
Advisory fees	$ 712,838
Commissions and fee income	5,021,196
Interest and other income	41,888
Total revenues	5,775,922
Expenses	
Employee compensation and benefits	346,891
Commission expenses	4,031,762
Professional fees	604,204
Occupancy and equipment rental	130,027
Other operating expenses	722,975
Total expenses	5,835,859
Net income (loss)	$ (59,937)

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2017	1,000	$ 75,000	$ 82,154	$ 158,154
Contributions		10,000		10,000
Net income (loss)	-	-	(59,937)	(59,937)
Balance at September 30, 2018	1,000	$ 85,000	$ 22,217	$ 108,217

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2018

Cash flow from operating activities:				
Net income (loss)			$	(59,937)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities: operating activities:				
Depreciation	$	12,277		
(Increase) decrease in:				
Receivable from clearing brokers		73,751		
Account receivable, net		63,744		
Other receivable		4,274		
Prepaid expense		23,267		
(Decreases) increase in:				
Accounts payable and accrued expenses		3,844		
Commission payable		51,490		
Unearned revenue		(13,090)		
Total adjustments				219,557
Net cash provided by operating activities				159,620
Cash flow from investing activities				
Purchase of fixed assets		(3,840)		
Net cash used in operating activities				(3,840)
Cash flow from financing activities				
Capital contributions		10,000		
Net cash provided by financing activities				10,000
NET INCREASE IN CASH				165,780
CASH AT SEPTEMBER 30, 2017				95,742
CASH AT SEPTEMBER 30, 2018			$	261,522
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid during year for income taxes			$	-
Cash paid during the year for interest			$	-

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Notes to Financial Statements
September 30, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Infinity Securities, Inc. DBA Infinity Financial Services (the "Company") was incorporated in the State of California on January 9, 2007. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including engaging in investment advisory and general securities brokerage activities on behalf of its clients. Fee revenues are management fees, reimbursements from reps, commissions and other.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing organizations represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its stockholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or total equity.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 10).

Note 2: DEPOSIT WITH CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2018 was $25,122.

Note 3: RECEIVABLE FROM CLEARING BROKERS

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2018, the receivable from clearing brokers of $73,129 are pursuant to these clearing agreements.

Note 4: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 5: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer equipment	$	50,418	5
Computer software		887	3
Leasehold improvements		13,411	MACRS
		64,716	
Less: Accumulated depreciation		(30,470)	
Property and equipment, net	$	34,246	

Depreciation expense for the year ended September 30, 2018 was $12,277.

Note 6: PROFIT SHARING PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on February 24, 2014. All contributions to the plan are made at the discretion of the Company's management. Total contributions made for the year ended September 30, 2018 were $0.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company has entered into a non-cancelable operating lease agreement for its office with original lease expiring on December 31, 2021.

The following is a schedule, by years, of the future minimum lease payments required under this noncancelable operating lease as of September 30, 2018:

Year-ending	Amount	
September 30, 2019	$	67,482
September 30, 2020		70,188
September 30, 2021		72,996
Thereafter		18,426
	$	229,092

For the year ended September 30, 2018, the Company recorded $101,832 in occupancy expense.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company has evaluated the impact of ASU 2014-09 on the Company's consolidated financial statements and related disclosures and determined there is no material impact.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2018, the Company had net capital of $68,805 which was $43,640 in excess of its required net capital of $25,165; and the Company's ratio of aggregate indebtedness to net capital was 5.49 to 1.

Infinity Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act
As of September 30, 2018

Computation of net capital				
Common stock	$	1,000		
Additional paid in capital		85,000		
Retained earnings		22,217		
Total stockholders' equity			$	108,217
Less: Non-allowable assets				
Prepaid expenses		(5,166)		
Property and equipment, net		(34,246)		
Total non-allowable assets				
				(39,412)
Net Capital			$	68,805
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtness	$	25,165		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				25,165
Excess net capital				43,640
Aggregate indebtedness				377,474
Ratio of aggregate indebtedness to net capital				5.49:1
Percentage of aggregate indebtedness to net capital				18.23%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited amended Form X-17A-5 report dated September 30, 2018.

Infinity Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Infinity Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

See report of Independent Registered Public Accounting Firm.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Infinity Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Infinity Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Infinity Securities, Inc.claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Infinity Securities, Inc.stated that Infinity Securities, Inc.met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2018, without exception. Infinity Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Infinity Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
December 28, 2018

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Infinity Financial Services
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Infinity Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2018 without exception.

I, Gregory Gilbert , swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Signature: Greg B. Gilbert **Date:** 12/28/2018

Title: President

212 9th Street, Suite 202
Oakland, CA 94607
www.infinitysecurities.com

Member FINRA/SIPC

office (510) 588-8000
toll free (866) 682-3888
fax (855) 883-1010

Infinity Securities, Inc.

Schedule of SIPC Assessment and Payments

For the Period October 1, 2017 to September 30, 2018

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Tothe Directors and Equity Owners ofInfinity Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Infinity Securities, Inc.and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7)of Infinity Securities, Inc.(the "Company") for the fiscal year ended September 30, 2018, solelyto assist you and SIPC in evaluating Infinity Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part IIIfor the fiscal year ended September 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the fiscal year ended September 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
December 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended September 30, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Infinity Financial Services
212 9th Street, Suite 202
Oakland, CA 94607
8-67647

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

WORKING COPY

2. A. General Assessment (item 2e from page 2) $8,478

B. Less payment made with SIPC-6 filed (exclude interest) (8,349)

April 26, 2018, October 24, 2018

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 129

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $129

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $129

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Infinity Financial Services

(Name of Corporation, Partnership or other organization)

[signature]

(Authorized Signature)

Accountant

(Title)

Dated the 19th day of October, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2018
and ending September 30, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,775,922
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	123,692
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	7
Total deductions	123,699
2d. SIPC Net Operating Revenues	$5,652,223
2e. General Assessment @ .0015 Rate effective 1/1/2017	$8,478
	(to page 1, line 2.A.)

Infinity Securities, Inc.

Audit of Financial Statements
and Supplementary Information

September 30, 2018